Filed pursuant to Rule 424(b)(3)

Registration No.: 333-277828

PROSPECTUS SUPPLEMENT

(To Prospectus Dated June 28, 2024)

(Proposed Holding Company for East Wisconsin Savings Bank)

Up to 1,006,250 shares of Common Stock

(Subject to increase to up to 1,157,188 shares)

This prospectus supplement supplements the prospectus of EWSB Bancorp, Inc. dated June 28, 2024 and the prospectus supplement dated August 14, 2024. This prospectus supplement should be read together with the prospectus dated June 28, 2024 and the prospectus supplement dated August 14, 2024.

We have extended the expiration date of the offering.

To facilitate the sale of additional shares, we have extended the offering (which was set to expire at 3:00 p.m., Central Time, on September 6, 2024) until 3:00 p.m., Central Time, on September 13, 2024. However, we reserve the right to select an earlier expiration time and date once we receive valid stock orders for, in the aggregate, at least 743,750 shares of common stock.

We are increasing the number of shares that you may purchase in the offering.

In order to complete the offering of our common stock, we must sell at least $7,437,500 of common stock. To facilitate the sale of additional shares, we have increased the amount of stock that you may purchase as follows:

Both the individual purchase limitation and the overall purchase limitation for persons, together with associates, or persons acting in concert, have been increased to 9.99% of the common stock sold in the offering (74,300 shares at the minimum of the offering range and 87,412 shares at the midpoint of the offering range), provided that orders for stock exceeding 5% of the total offering (37,187 shares at the minimum of the offering range and 43,750 shares at the midpoint of the offering range) shall not exceed in the aggregate 10% of the total offering (74,375 shares at the minimum of the offering range and 87,500 shares at the midpoint of the offering range). The total amount of stock that you order, including your previous order, must comply with the purchase limitations set forth above.

Completion of the conversion and stock offering remains subject to receipt of final regulatory approvals and the sale of at least 743,750 shares of common stock, which is the minimum of our offering range.

We intend to close the stock offering below the midpoint of the offering range.

This investment involves a degree of risk, including the possible loss of your investment.

Please read “Risk Factors” beginning on page 15 of the prospectus.

These securities are not deposits or savings accounts and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

None of the Securities and Exchange Commission, the Board of Governors of the Federal Reserve System, the Wisconsin Department of Financial Institutions, the Federal Deposit Insurance Corporation, nor any state securities regulator has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

For assistance, please call the Stock Information Center at (312) 521-1600.

The date of this prospectus supplement is September 6, 2024.